SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

April 10, 2012

Commission File Number: 333-130901

MACRO BANK INC.

(Exact name of registrant as specified in its Charter)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

INDEX

1.	Translation of a submission from Banco Macro to the CNV dated on April 10, 2012.

Buenos Aires, 10 April 2012

To

Comisión Nacional de Valores (Argentine Securities Exchange Commission)

Please find attached hereto the notice sent on the date hereof to the Administración Nacional de la Seguridad Social (A.N.Se.S.) answering its request of information regarding the general and special shareholders’ meeting of Banco Macro S.A. to be held on April 16th 2012.

Sincerely,

Luis Carlos Cerolini

Director

Banco Macro S.A.

Buenos Aires, 10 April 2012

To

Pablo D. Martínez Burkett

Administración Nacional de la Seguridad Social (A.N.Se.S)

Dear Mr. Martínez Burkett,

We write to you in connection with your request of information regarding the general and special shareholders’ meeting of Banco Macro S.A. to be held on April 16th 2012 and in that regard please be advised as follows:

1. Existing motion as to the application of the income of the fiscal year, particularly, in connection with what we expressed in the Annual Report as to that “the Board of Directors shall propose the Shareholders’ Meeting that the earnings of the fiscal year be applied to the creation of optional reserves”.: how does Banco Macro S.A. expects to apply such reserves.

The optional reserve that the Board shall propose to the shareholders’ meeting to create shall be for future distributions of earnings under Communication “A” 5273 of the Central Bank of the Republic of Argentina, as published in the Financial Information Highway.

2. Motion regarding the directors’ remuneration.

The proposal regarding the remuneration of the directors was made public in due time and manner according to law by posting it on the Financial Information Highway, as provided for in chapter III, section 3 of the Rules of the Argentine Securities Exchange Commission or CNV.

Such remuneration does not exceed the limit established in section 261 of Law 19550 and section 1 and subsequent sections of chapter III of the Rules of the Argentine Securities Exchange Commission.

3. Motion regarding the remuneration for the members of the audit committee.

The Board shall propose to ratify the payments already made to the members of the audit committee during the year 2011 for an aggregate amount of AR $ 1,035,575.

4. Motion regarding the certifying accountant’s fees.

The proposal regarding the certifying accountant’s fees shall be disclosed to the shareholders’ meeting and shall be consistent with that approved by such meeting in previous years.

5. Number of alternate directors proposed to be designated.

The Board shall propose to designate five alternate directors.

6. Audit Committee Budget established by the Board for the fiscal year 2011 and estimated budget to be approved for the year 2012.

The Shareholders’ Meeting held on April 26th 2011 resolved to delegate to the Board the determination of the budget for the audit committee. Just as the previous year, the Board shall propose the Shareholders’ Meeting to approve such delegation, establishing the same amount paid during the last five years, which amounts to AR $600,000.

7. Whether the amount of AR $14,074,628.45, which the Board expects to apply to “tax on corporate personal assets and participating interests” means the entity will bear the personal asset tax for the fiscal year 2011 of the shareholders subject to such tax.

The amount of AR $14,074,628.45 corresponds to the amount paid as tax on corporate personal assets and participating interests by the Bank as substitute taxpayer during the year 2011. The shareholders’ meeting shall decide how to treat the same.

Sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 10, 2012

MACRO BANK INC.

By:	/s/ Luis Cerolini
Name: Luis Cerolini
Title: Director